March 19, 2021

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	David Gessert, Esq.
Division of Corporation Finance

Re:	IMAC Holdings, Inc.
Registration Statement on Form S-1 (No. 333-254183)

Ladies and Gentlemen:

On behalf of IMAC Holdings, Inc. (the “Company”), we enclose the Company’s request for acceleration of the above-referenced Registration Statement to 4:30 p.m., Eastern time, on Monday, March 22, 2021, or as soon as possible thereafter.

Please advise the undersigned of the effectiveness of the Registration Statement.

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

cc:	Mr. Jeffrey S. Ervin

IMAC HOLDINGS, INC.

1605 Westgate Circle

Brentwood, Tennessee 37027

March 19, 2021

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	David Gessert, Esq.
Division of Corporation Finance

Re:	IMAC Holdings, Inc.
Registration Statement on Form S-1 (No. 333-254183)

Ladies and Gentlemen:

IMAC Holdings, Inc. hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that it will become effective at 4:30 p.m., Eastern time, on Monday, March 22, 2021, or as soon as possible thereafter.

Very truly yours,

IMAC HOLDINGS, INC.

By:	/s/ Jeffrey S. Ervin
Jeffrey S. Ervin
Chief Executive Officer